Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase (as defined below), dated January 23, 2023, and the related Letter of Transmittal (as defined below), and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good-faith effort, Purchaser cannot do so, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

Albireo Pharma, Inc.

at

$42.00 per Share in Cash,

Plus One Non-Transferable Contractual Contingent Value Right (“CVR”) for Each Share, which Represents the Right to Receive a Payment in Cash of $10.00 per CVR, Contingent upon the Achievement of a Certain Milestone by

Anemone Acquisition Corp.

a wholly owned subsidiary of

Ipsen Biopharmaceuticals, Inc.

a wholly owned subsidiary of

Ipsen Pharma SAS

a wholly owned subsidiary of

Ipsen S.A.

Anemone Acquisition Corp., a Delaware corporation (“Purchaser”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Albireo Pharma, Inc., a Delaware corporation (“Albireo”), at a price per Share of $42.00, to the holder in cash (the “Closing Amount”), plus one non-transferable contractual contingent value right per Share (each, a “CVR,” and each CVR together with the Closing Amount, the “Offer Price”), which CVR represents the right to receive a payment in cash of $10.00 per CVR, contingent upon the achievement of a certain milestone described below prior to December 31, 2027, in each case, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase, dated January 23, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Purchaser is a wholly owned subsidiary of Ipsen Biopharmaceuticals, Inc., a Delaware corporation (“Ipsen”) and wholly owned subsidiary of Ipsen Pharma SAS, a French société par actions simplifiée (“Guarantor”) and wholly owned subsidiary of Ipsen S.A., a French société anonyme.

Each CVR represents a non-transferable contractual right to receive a one-time cash payment of $10.00, without interest and less any required withholding taxes, contingent upon receipt from the U.S. Food and Drug Administration (the “FDA”) by Ipsen or its affiliates of Full Regulatory Approval (as defined below), for which approval the FDA does not require any studies or clinical trials in addition to the BOLD Study (as defined below) (the “Milestone”). “Full Regulatory Approval” means the final approval by the FDA, regardless of any obligation to conduct any post-marketing study, of the new drug application or supplemental new drug application filed with the FDA pursuant to 21 U.S.C § 355(b) that is necessary for the commercial marketing and sale of odevixibat, also known as A4250 and marketed under the brand name Bylvay, in the United States of America for the treatment of biliary atresia in patients, regardless of any (i) limitations on patient population, (ii) contraindications or limitations on use or (iii) conditions, restrictions or commitments placed upon the Full Regulatory Approval. “BOLD Study” means A Double-Blind, Randomized, Placebo-Controlled Study to Evaluate the Efficacy and Safety of Odevixibat (A4250) in Children With Biliary Atresia Who Have Undergone a Kasai Hepatoportoenterostomy (NCT04336722, Study A4250-011 (BOLD)) and its open label extension study, An Open-label Extension Study to Evaluate Long-term Efficacy and Safety of Odevixibat in Children With Biliary Atresia (NCT05426733, Study A4250-016 (BOLD-EXT)). The Milestone may only be achieved once. If the Milestone is not achieved prior to December 31, 2027, holders of Shares will receive only the Closing Amount for any Shares tendered in the Offer and no payment with respect to the CVRs. It is not possible to predict whether any payment will become payable with respect to the CVRs. Whether the Milestone required for payment of the Milestone Payment is met will depend on many factors, some of which are outside the control of Albireo, Ipsen and their respective affiliates. There can be no assurance that the Milestone will be achieved or that any payment with respect to the CVRs will be made.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of January 8, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), among Albireo, Ipsen, Purchaser and for certain purposes under the Merger Agreement, Guarantor. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, subject to the terms and conditions of the Merger Agreement, and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable legal requirements, Purchaser will merge with and into Albireo, and Albireo will continue as the surviving corporation and a wholly owned subsidiary of Ipsen (such merger, the “Merger”). At the effective time of the Merger, each Share issued and then outstanding (other than Shares (a) held by Albireo (or in Albireo’s treasury), Ipsen, Purchaser or any of their respective subsidiaries immediately prior to the effective time of the Merger, or by Albireo stockholders who have properly exercised and perfected their statutory rights of appraisal under Delaware law, or (b) irrevocably accepted for purchase in the Offer) will be canceled and converted automatically into the right to receive an amount in cash equal to the Offer Price, net of applicable withholding taxes and without interest. As a result of the Merger, the Shares will cease to be publicly traded and Albireo will become a wholly owned subsidiary of Ipsen. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The parties to the Merger Agreement have agreed that, upon the terms and subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of Albireo’s stockholders to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL. Accordingly, if the Offer is consummated, Purchaser does not anticipate seeking the approval of Albireo’s remaining public stockholders before effecting the Merger. The Merger Agreement is more fully described in the Offer to Purchase.

Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A. (the “Paying Agent”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, bank or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON FEBRUARY 21, 2023 (SUCH DATE, OR ANY SUBSEQUENT DATE TO WHICH THE EXPIRATION OF THE OFFER IS EXTENDED, THE “EXPIRATION DATE”), UNLESS THE OFFER IS EXTENDED (IN WHICH EVENT THE TERM “EXPIRATION DATE” MEANS THE LATEST TIME AND DATE AT WHICH THE OFFERING PERIOD OF THE OFFER, AS SO EXTENDED, WILL EXPIRE), OR EARLIER TERMINATED.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, (a) the Merger Agreement not having been terminated in accordance with its terms, (b) the satisfaction of the Minimum Condition (as described below), (c) the expiration or termination of any waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and no agreement with a governmental body not to consummate the Offer or Merger for any period of time being in effect, and the receipt of consents of, or filings with, any governmental body or pursuant to certain foreign antitrust laws and the expiration of any applicable waiting period, and (d) the absence of any judgment, temporary restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger or of any action, or any legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable by any governmental body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger (the “Regulatory Condition”). The “Minimum Condition” requires that the number of Shares validly tendered and not validly withdrawn, considered together with all other Shares (if any) otherwise beneficially owned by Ipsen or any of its wholly owned subsidiaries (including Purchaser) (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL), would represent one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer. The Offer is also subject to other conditions as described in the Offer to Purchase (collectively, the “Offer Conditions”). See Section 13 – “Conditions of the Offer” of the Offer to Purchase.

The Albireo board of directors has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including the Offer and the Merger, are advisable and fair to, and in the best interest of, Albireo and its stockholders, (ii) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL, (iii) approved the execution, delivery and performance by Albireo of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) resolved to recommend that the stockholders of Albireo tender their Shares to Purchaser pursuant to the Offer.

The Merger Agreement provides that, subject to the parties’ respective termination rights under the Merger Agreement, the scheduled Expiration Date may be extended as follows:

(1)

The Offer may be extended by Purchaser, in its sole discretion and without the consent of Albireo, on one or more occasions, for an additional period of up to 10 business days per extension, to permit any offer condition set forth in Section 13 – “Conditions of the Offer” of the Offer to Purchase that has not been waived to be satisfied.

(2)

The Offer must be extended by Purchaser (and Ipsen will cause the Purchaser to extend the Offer): (A) for any period required by applicable Legal Requirement (as defined in the Merger Agreement) or as required by interpretation or position of the SEC, the staff thereof or Nasdaq Capital Market applicable to the Offer; and (B) for periods of up to 10 business days per extension until such time as all regulatory conditions, including the expiration of the waiting period under the HSR Act, have been satisfied.

(3)

The Offer must be extended by Purchaser (and Ipsen will cause the Purchaser to extend the Offer), on one or more occasions, for an additional period of up to 10 business days per extension, to permit any Offer Condition (other than the Minimum Condition) that has not been waived to be satisfied.

(4)

In the event that the Minimum Condition is the only Offer Condition that has not been satisfied or waived, the Offer must be extended by Purchaser (and Ipsen will cause the Purchaser to extend the Offer), if Albireo so requests in writing, for up to two periods consisting of up to 10 business days each.

(5)

In the event that the Minimum Condition is the only Offer Condition that has not been satisfied or waived, the Offer may be extended by Purchaser for up to two periods consisting of up to 10 business days each; provided, however, that in no event may the Offer be extended beyond the earlier to occur of (x) the valid termination of the Merger Agreement, or (y) the first business day following the End Date (as defined below) without the prior written consent of Albireo.

(6)

In the event that the Minimum Condition is the only Offer Condition that has not been satisfied or waived and either party has brought a legal proceeding seeking specific performance of the Merger Agreement, the Offer must be extended for the period during which such proceeding is pending or as otherwise required by the governmental body presiding thereover.

The “End Date” is defined in the Merger Agreement to be 5:00 p.m. Eastern Time on July 8, 2023; provided, however, that if on the End Date, all of the Offer Conditions other than the condition set forth in the first bullet point under Section 13 – “Conditions of the Offer” of the Offer to Purchase are satisfied or are capable of being satisfied at such time, the End Date will be automatically extended, no more than twice, by a period of 90 days each time (and in the case of such extension, any reference to the End Date herein shall be a reference to the End Date, as so extended). No party will be permitted to terminate the Merger Agreement for the failure of the Offer Acceptance Time to occur by the End Date if the failure of the Offer Acceptance Time to occur prior to the End Date is primarily attributable to the failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party. See Section 11 – “Purpose of the Offer and Plans for Albireo; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase.

During any extension of the initial offering period, all Shares previously validly tendered and not validly withdrawn will remain subject to the Offer and subject to withdrawal rights.

The purpose of the Offer and the Merger is for Ipsen to acquire Albireo. Pursuant to the Merger, Ipsen will acquire all of the outstanding stock of Albireo not purchased pursuant to the Offer or otherwise. Following the consummation of the Offer, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Ipsen and Purchaser intend to effect the Merger. No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, a stockholder of Albireo that has not tendered its Shares in the Offer (or, if tendered, has validly and subsequently withdrawn such Shares) will have rights under Section 262 of the DGCL to demand appraisal of, and obtain payment in cash for, the “fair value” of, that stockholder’s Shares.

Purchaser expressly reserves the right to: (i) increase the Offer Price; or (ii) waive any Offer Condition (other than the Minimum Condition and the Termination Condition (as defined in the Merger Agreement)); provided that, unless otherwise provided by the Merger Agreement, without the prior written consent of Albireo, neither Ipsen nor Purchaser will: (1) decrease the Offer Price; (2) change the form of consideration payable in the Offer; (3) decrease the number of Shares sought to be purchased in the Offer; (4) impose conditions or requirements to the Offer in addition to the Offer Conditions; (5) amend or modify any of the Offer Conditions or any other terms or conditions of the Merger Agreement in a manner that would, or would reasonably be expected to, adversely affect any holder of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Ipsen or Purchaser to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement (except to effect an extension of the Offer to the extent expressly permitted or required by the Merger Agreement); (6) change or waive the Minimum Condition; (7) extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement; or (8) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Offer may not be terminated or withdrawn prior to the Expiration Date (or any rescheduled Expiration Date) unless the Merger Agreement is terminated in accordance with its terms.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered, and not properly withdrawn, prior to the Expiration Date if and when Purchaser gives oral or written notice to the Paying Agent of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Price for such Shares with the Paying Agent, which will act as paying agent for the tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Paying Agent of: (a) certificates for such Shares (“Share Certificates”) or timely confirmation of the book-entry transfer of such Shares (“Book-Entry Confirmations”) into the Paying Agent’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase; (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal); and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Paying Agent.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after March 24, 2023, which is the 60th day after the date of the commencement of the Offer, pursuant to SEC regulations.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Paying Agent at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Paying Agent, the name of the registered holder and the serial numbers shown on such certificates must also be furnished to the Paying Agent as aforesaid prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding, subject to the rights of tendering stockholders to challenge Purchaser’s determination in a court of competent jurisdiction. No withdrawal of tendered Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Ipsen, Purchaser or any of their respective affiliates or assigns, the Paying Agent, the Information Agent (listed below), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the Expiration Date.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. Albireo has provided Purchaser with Albireo’s stockholder list and security position listings for the purpose of disseminating the holders of Shares information regarding the Offer. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Albireo’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The receipt of cash and CVRs in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. holder recognizes, and the timing and potential character of a portion of such gain or loss, depends in part on the U.S. federal income tax treatment of the CVRs, with respect to which there is a significant amount of uncertainty. The installment method of reporting any gain attributable to receipt of a CVR generally will not be available with respect to the disposition of Shares pursuant to the Offer or the Merger because the Shares are traded on an established securities market. Stockholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them. For a more complete description of the principal U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase.

The Offer to Purchase, the related Letter of Transmittal and Albireo’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Albireo board of directors and the reasons therefor) contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Except as set forth in the Offer to Purchase, neither Purchaser nor Ipsen will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

(866) 203-9357 (Toll Free)

albireopharma@georgeson.com

January 23, 2023